# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maris Tech Ltd., CIK 0001872964
CUSIP: M68057104
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, Israel (L3), 7608804
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0001899620
Persons authorized to receive notices and communications: Israel Bar, 2 Yitzhak Modai Street,, Rehovot, Israel (L3), 7608804, 972722424022

## Reporting persons
- Joseph Gottlieb (CIK 0001899620): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 950,025; shared voting power 0; sole dispositive power 950,025; shared dispositive power 0; aggregate amount beneficially owned 950,025 (11.9% of the class); the aggregate amount excludes certain shares
  Comment: * See Item 5 for beneficial ownership information.
  
  ** Based on a total of 7,878,501 Ordinary Shares outstanding as of June 30, 2024, as reported in the Unaudited Interim Financial Statements of Maris-Tech Ltd., attached as Exhibit 99.1 to its Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 28, 2024.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Name of issuer: Maris Tech Ltd.
Address of issuer's principal executive offices: 2 Yitzhak Modai Street, Rehovot, Israel (L3), 7608804
Comment:
This Amendment No. 2 to Schedule 13D (this "Schedule 13D/A"), which amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on May 12, 2022 by the Reporting Person, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on May 2, 2023 (the "Schedule 13D"), is being filed to reflect Joseph Gottlieb's (the "Reporting Person") purchase of additional ordinary shares, no par value per share (the "Ordinary Shares"), of Maris-Tech Ltd., an Israeli company (the "Issuer"), as more fully described in Item 3 below.

This Schedule 13D relates to the Ordinary Shares of the Issuer.

## Item 2. Identity and Background
Name of person filing: Reporting Person is an Israeli citizen.
Residence or business address: The Reporting Person's business address is 2 Yitzhak Modai Street, Rehovot, 7608804, Israel.
Present principal occupation or employment: Chief Executive Officer of Colint Ltd., 1 HaMada Street, Rehovot, Israel and Innovative Industries Inc.,80-02 Kew Gardens Rd, suite 5002, Kew Gardens, New York, 11415.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Reporting Person is an Israeli citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source and Amount of Funds or Other Consideration" of the Schedule 13D is hereby amended to add the following:

On March 4, 2024, the Issuer granted to the Reporting Person options to purchase up to 7,500 Ordinary Shares, in consideration for his services as a director of the Issuer, under the Issuer's 2021 Share Option Plan.

On December 31, 2024, the Reporting Person purchased 18,500 Ordinary Shares in an open market transaction with his personal funds.

On March 4, 2024, the Issuer issued the Reporting Person options to purchase up to 7,500 Ordinary Shares, at an exercise price of $1.06 per share. 50% of such options will vest 24 months after January 15, 2024 and the remaining 50% will vest in equal amounts quarterly thereafter. The options will expire five years from March 4, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is hereby amended to add the following:

On March 4, 2024, the Issuer issued the Reporting Person options to purchase up to 7,500 Ordinary Shares, at an exercise price of $1.06 per share. 50% of such options will vest 24 months after January 15, 2024 and the remaining 50% will vest in equal amounts quarterly thereafter. The options will expire five years from March 4, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:

The information provided herein is based upon 7,878,501 Ordinary Shares outstanding as of June 30, 2024, as reported in the Issuer's Unaudited Interim Financial Statements attached as Exhibit 99.1 to the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 28, 2024.

The Reporting Person beneficially owns 950,025 Ordinary Shares, representing approximately 11.9% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person holds sole voting and dispositive power over 950,025 Ordinary Shares of the Issuer consisting of (i) 878,625 Ordinary Shares, and (ii) warrants to purchase up to 71,400 Ordinary Shares exercisable within 60 days of March 13, 2025, and excluding 7,500 Ordinary Shares issuable upon the exercise of options held by the Reporting Person, at an exercise price of $1.06 per share, issued on March 4, 2024. The warrants have a per share exercise price of $5.25, were exercisable immediately upon issuance on February 4, 2022, and will expire on February 1, 2027.
Transactions in the class effected during the past sixty days: The Reporting Persons has not effected any transactions in the Ordinary Shares in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." of the Schedule 13D is not being amended by this Schedule 13D/A.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to Be Filed as Exhibits" of the Schedule 13D is hereby amended to add the following:

Exhibit 1 Option Agreement, entered into as of January 15, 2024 by and among Joseph Gottlieb and Maris-Tech Ltd.

## Signatures
- Joseph Gottlieb: /s/ Joseph Gottlieb, Joseph Gottlieb (03/13/2025)